Exhibit 99.2

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the ratios of our earnings to fixed charges for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 and for the six months ended June 30, 2011, computed on the basis of IFRS.

Six months ended June 30,	Year ended December 31,
2011	2010	2009	2008	2007	2006
3.89x	3.31x	2.99x	2.86x	3.23x	1.99x

In calculating the ratio of earnings to fixed charges, we used the following definitions:

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the term “fixed charges” means the sum of the following:  (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense; and

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the term “earnings” is the amount resulting from adding and subtracting the following items:

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add the following (a) Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, and (c) distributed income of equity investees, and

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subtract, from the total of the added items, the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.